UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIODELIVERY SCIENCES INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

BRISTOL ACQUISITION COMPANY INC.
(Offeror)
a wholly owned subsidiary of
COLLEGIUM PHARMACEUTICAL, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
09060J106
(CUSIP Number of Class of Securities)

Joseph Ciaffoni
President and Chief Executive Officer
Collegium Pharmaceutical, Inc.
100 Technology Center Drive, Suite 300
Stoughton, Massachusetts 02072
(781) 713-3699
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Jennifer L. Porter, Esq. Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103 (215) 981-4000	Shirley R. Kuhlmann, Esq. Executive Vice President and General Counsel 100 Technology Center Drive, Suite 300 Stoughton, MA 02072 (781) 713-3699
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the tender offer by Bristol Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Collegium Pharmaceutical, Inc. (“Collegium”), a Virginia corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioDelivery Sciences International, Inc., a Delaware corporation (“BDSI”), at an offer price of $5.60 per Share, in cash, subject to any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.
All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is BioDelivery Sciences International, Inc., a Delaware corporation. BDSI’s principal executive offices are located at 4131 ParkLake Avenue, Suite 225, Raleigh, North Carolina 02072. BDSI’s telephone number at such address is (919) 582-0950.
(b)   This Schedule TO relates to the Shares. BDSI has advised Collegium and Purchaser that, as of February 12, 2022, 104,801,264 Shares were issued and 101,535,580 Shares were outstanding, 14,230,910 Shares were issuable pursuant to outstanding stock options, 1,223,900 Shares were issuable pursuant to outstanding time-vested restricted stock units, and 2,051,033 Shares were issuable pursuant to outstanding warrants. The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.
(c)   The Shares are traded on the Nasdaq Global Select Market under the symbol “BDSI”. The information set forth in the Offer to Purchase under Section 6 — “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)-(c) This Schedule TO is filed by Collegium and Purchaser. The information set forth in the section of the Offer to Purchase under Section 8 — “Certain Information Concerning Collegium and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i)-(viii) and (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.
Subsections (a)(1)(ix)-(xi) are not applicable.
(a)(2)(i)-(iv) and (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
Subsections (a)(2)(iv)-(vi) are not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a)-(b) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, Section 8 — “Certain Information Concerning Collegium and Purchaser”, Section 10 — “Background of

the Offer; Past Contacts or Negotiations with BDSI”, Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for BDSI” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and Section 12 — “Purpose of the Offer; Plans for BDSI” is incorporated herein by reference.
(c)(1) and (c)(3)-(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, Section 10 — “Background of the Offer; Past Contacts or Negotiations with BDSI”, Section 11 — “The Transaction Agreements”, Section 12 — “Purpose of the Offer; Plans for BDSI”, Section 13 — “Certain Effects of the Offer” and Section 14 — “Dividends and Distributions” is incorporated herein by reference.
Subsection (c)(2) is not applicable.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet” and Section 9 — “Source and Amount of Funds” and Section 11 — “The Transaction Agreements” is incorporated herein by reference.
(b)   The Offer is not subject to a financing condition.
(d)   The information set forth in the Offer to Purchase under Section 9 — “Source and Amount of Funds” and Section 11 — “The Transaction Agreements” is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 8 — “Certain Information Concerning Collegium and Purchaser”, Section 12 — “Purpose of the Offer; Plans for BDSI” and Section 11 — “The Transaction Agreements” and Schedule I is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, Section 10 — “Background of the Offer; Past Contacts or Negotiations with BDSI” and Section 17 — “Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
(a), (b) Not applicable.
Item 11.   Additional Information.
(a)(1) The information set forth in the Offer to Purchase under Section 8 — “Certain Information Concerning Collegium and Purchaser”, Section 10 — “Background of the Offer; Past Contacts or Negotiations with BDSI”, Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for BDSI” is incorporated herein by reference.
(a)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 12 — “Purpose of the Offer; Plans for BDSI”, Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(3) The information set forth in the Offer to Purchase under Section 11 — “The Transaction Agreements”, Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(4) The information set forth in the Offer to Purchase under Section 13 — “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated February 18, 2022*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Summary of Newspaper Advertisement, as published in The Wall Street Journal on February 18, 2022*
(a)(5)(A)	Joint Press Release issued by Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc. on February 14, 2022 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).
(a)(5)(B)	Investor Presentation of Collegium Pharmaceutical, Inc., dated February 14, 2022 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).
(b)(1)	Debt Commitment Letter, dated February 14, 2022, by and between Collegium Pharmaceutical, Inc. and Pharmakon Advisors, L.P.*
(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2022, by and among Collegium Pharmaceutical, Inc., Bristol Acquisition Company Inc., and BioDelivery Sciences International, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).
(d)(3)	Form of Tender and Support Agreement, dated as of February 14, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).
(d)(4)	Confidentiality Agreement, dated as of December 29, 2021 by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*
(d)(5)	Exclusivity Agreement, dated as of February 4, 2022, by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*
(g)	Not applicable.
(h)	Not applicable.
107	Fee Filing Table.*

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
BRISTOL ACQUISITION COMPANY INC.
By
/s/ Joseph Ciaffoni

Name: Joseph Ciaffoni
Title: President and Chief Executive Officer
Date: February 18, 2022
COLLEGIUM PHARMACEUTICAL, INC.
By
/s/ Shirley Kuhlmann

Name: Shirley Kuhlmann
Title: EVP, General Counsel and Secretary
Date: February 18, 2022